Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Analyst / Institutional Investors Meeting from December 13, 2021 to December 17, 2021

December 10, 2021, Mumbai: Given below are the details of a meeting scheduled with Analysts / Institutional Investors from December 13, 2021 to December 17, 2021.

Date	Meetings Scheduled	Type
14/12/21	ADIA	virtual
14/12/21	Aditya Birla Insurance	virtual
14/12/21	Aditya Birla Sun Life AMC Ltd	virtual
14/12/21	AIA Investment Management	virtual
14/12/21	Apah Capital	virtual
14/12/21	Bain Capital	virtual
14/12/21	Bajaj Allianz	virtual
14/12/21	Baroda AMC	virtual
14/12/21	BAE Union Investment Management Limited	virtual
14/12/21	BNP Paribas Asset Management	virtual
14/12/21	Cathay Securities Investment Trust	virtual
14/12/21	DSP Blackrock Investment	virtual
14/12/21	DSP Mutual Fund	virtual
14/12/21	Dymon Asia	virtual
14/12/21	East Bridge Capital Management Ltd	virtual
14/12/21	Eastspring	virtual
14/12/21	Franklin Templeton	virtual
14/12/21	HDFC Asset Management	virtual
14/12/21	HDFC Standard Life Insurance	virtual
14/12/21	Helios Capital	virtual
14/12/21	ICICI Prudential Asset Management	virtual
14/12/21	JP Morgan Asset Management Asia Pacific Limited	virtual
14/12/21	Millennium Capital Management (Singapore) Pte Ltd	virtual
14/12/21	Millennium Capital Management HK Ltd	virtual
14/12/21	Millennium Management LLC	virtual
14/12/21	Mirae Asset Global Investment (HK) Ltd	virtual
14/12/21	Nippon India Mutual Fund	virtual
14/12/21	Polymer Capital Management (HK) Limited	virtual
14/12/21	Qube Research & Technologies Ltd	virtual
14/12/21	SBI Life Insurance	virtual
14/12/21	SBI Mutual Fund	virtual
14/12/21	BNP Paribas	virtual
15/12/21	Fidelity Management & Research	virtual
15/12/21	Nomura	virtual

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.